

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
Mr. Theodore Gazulis
Resolute Energy Corporation
Chief Financial Officer
1675 Broadway, Suite 1950
Denver, CO 80202

> **Re:** **Resolute Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed August 18, 2011**
> **File No. 1-34464**

Dear Mr. Gazulis:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Ethan Horowitz

                                      Ethan Horowitz
                                      Branch Chief